Mail Stop 4561

March 3, 2009

Kevin C. Burns
Chief Financial Officer
AMICAS, Inc.
20 Guest Street, Suite 400
Boston, MA 02135

> **Re:** **AMICAS, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **Form 8-K Filed February 26, 2009**
> **File No. 000-25311**

Dear Mr. Burns:

We have reviewed your response letter dated January 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 31, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

C. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. Your response to prior comment number 10 indicates that when there is a history of successfully collecting payments from your customer without making post-contract concessions, you recognize revenue upon delivery. In instances where you do not have an established payment history, and/or if the payment terms are

in excess of twelve months, you recognize revenue as payments become due and payable. Please clarify for us whether you offer arrangements with payment terms that are less than twelve months but that exceed your standard business practices and whether you have a history of successful collections without concessions for such arrangements. If so, given that your disclosure on page 31 appears to imply you began offering extended payment terms in fiscal 2007, please explain to us how you have an established a history of successful collections for such arrangements. See TPA 5100.57.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

2.   Please refer to prior comment number 15, which we reissue. In your response, you state that none of your vice presidents was "an officer in charge of a principal business unit, division or function, with significant policy making functions." You then determined on that basis that none of those individuals was an executive officer within the definition provided by Exchange Act Rule 3b-7. Please note that the rule does not require that a vice president of a business unit, division or function also have policy making functions. That is, a vice president in charge of a principal business unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. Similarly, any other officer or other person who performs a policy making function would likewise be considered an executive officer under this rule, whether or not they carry the title of vice president. In your response, please identify the three most highly compensated officers, other than the principal executive and financial officers, who were serving as officers as of December 31, 2007 and provide us with your analysis regarding whether each person so identified is an executive officer within the meaning of Rule 3b-7 of the Exchange Act.

3.   We note your response to prior comment number 16 and advise you that CD&A specifically calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables. Refer to Item 402(a)(2) of Regulation S-K. That item also specifically contemplates that disclosure about the principal financial officer will be required even if he or she was no longer serving in that capacity at the end of the last completed fiscal year. Discussion in the narrative disclosure to the summary compensation table pursuant to Item 402(e) of Regulation S-K does not satisfy this requirement. Please confirm your understanding and provide us with a representation that you will include such disclosure in future filings, as applicable.

4.   In your response to prior comment number 17, you state that individual performance is "linked entirely" to corporate performance goals, and that company success "is a direct reflection of whether an individual has also achieved

his individual performance goals." It remains unclear to us from your response whether the named executive officers have separate performance goals whose achievements are awarded by you. For instance, it is unclear whether an executive officer may be awarded for achieving individual performance goals regardless of whether corporate performance targets are met. If no goals other than corporate performance goals are used in determining bonus awards, consider whether it is appropriate to refer at all to individual performance goals in this context. Please provide us with an unambiguous response regarding whether bonus compensation is based in part on individual performance targets.

Form 8-K Filed February 26, 2009

5.   We note you recorded a goodwill impairment charge of $27.3 million in your fourth fiscal quarter due to a sustained decline in the market value of the company's equity. We note that your response to prior comment number 24 indicates you believed there was a strong possibility that future impairment would not be realized because the reduction in your share price and market capitalization from September 30, 2008 to the time you filed your Form 10-Q for your third fiscal quarter was temporary. Please provide us with a detailed discussion of the changes in circumstances or events that occurred between the third and fourth quarters that led to management's revised conclusions. Your response should include a discussion of the nature and timing of triggering event(s) that led to the conclusion an interim impairment test was required.

6.   Please tell us the significant assumptions and methodologies you used in your annual and interim goodwill impairment tests at September 30, 2008 and December 31, 2008, respectively. In addition, tell us what consideration you gave to providing in your Form 10-Q and upcoming Form 10-K a sensitivity analysis to show the impact that changes in assumptions may have on the outcome of your goodwill impairment test. See Section V. of SEC Release 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief